U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Sanderson                            Joe, Jr.                F.
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   (Last)                           (First)             (Middle)

P. O. Box 988
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                                    (Street)

Laurel                               Mississippi             39441-0988
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol


SAFM
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


###-##-####
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4.   Statement for Month/Year


     February 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

President & Chief Executive Officer
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock, par value
$1.00 per share                       2/27/02                       30,000     D      $25.41   2,824,672      I         (1)
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Common Stock, par value                                                                                                 Owner of
$1.00 per share                                                                                   53,722      D         Record
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Common Stock, par value
$1.00 per share                                                                                   49,083      I         (2)
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Common Stock, par value
$1.00 per share                                                                                    6,539      I         By Spouse
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Common Stock, par value
$1.00 per share                                                                                  150,604      I         (3)
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(1) As co-executor of the Estate of Joe Frank Sanderson.  Joe Sanderson, Jr.
was appointed and qualified as a co-executor of the Estate of Joe Frank
Sanderson on 1/21/98.
(2) Allocated to the account of Joe F. Sanderson, Jr. in the Company's ESOP.
(3) By private charitable foundation of which Joe F. Sanderson, Jr. is a director.
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
* ____ If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Incentive Stock                                                                Common
Options            $15.00                                    (1)      7/24/07  Stock     60,000           60,000    D
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Incentive Stock                                                                Common
Options            $13.00                                    (2)      4/23/08  Stock     60,000           60,000    D
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Phantom Stock                                                                  Common
Options            $ 7.46875                                 (3)      4/21/10  Stock     75,000           75,000    D
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
Explanation of Responses:

(1) Exercisable for 10-year period, vesting begins at 25% on 7/24/98, the end of the first year, and continues at 25% per year until fully vested. (2)Exercisable for 10-year period, vesting begins at 25% on 4/23/99, the end of thefirst year, and continues at 25% per year until fully vested. (3) Exercisablefor 10-year period, vesting begins at 25% pm 4/21/01, the end of the first year,and continues at 25% per year until fully vested.

 /s/Joe F. Sanderson, Jr.                                   March 7, 2002
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.